ANVIA HOLDINGS CORPOATION

1125 E. Broadway, Suite 770

Glendale, CA 91205

(323) 713-3244

September 26, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attention: Greg Dundas, Counsel

Re:	Anvia Holdings Corporation (“Registrant” and/or “Company”)
Form S-1 Registration Statement, as Amended
File No. 333-226623

Dear Mr. Dundas:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Anvia Holdings Corporation, a Delaware corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226623) filed with the Commission on August 6, 2018 and as amended on September 21, 2018, to 12:00 p.m., Washington, D.C. time, on September 28, 2018, or as soon thereafter as practicable.

Should you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (323) 713-3244, or William B. Barnett, Esq., of the law firm of Barnett & Linn, at (818) 436-6410.

Very truly yours,

By:	/s/ Ali Kasa
Ali Kasa, President & CEO